AB 3/27/06

06006683

SECURITIES [AND EXCHANGE COMMISSION]
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION MAR 03 2006 WASH. D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

602 Main Street, Suite 801
(No. and Street)

Cincinnati (City) OH (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Mueller 513-619-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Merfeld, LLC
(Name – *if individual, state last, first, middle name*)

21 Merchants Row, 5th Fl (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Mueller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NANCY C. SCHWART
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 09-23-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL EQUITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

FINANCIAL STATEMENTS	**PAGE**
INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPLEMENTARY INFORMATION	
INDEPENDENT AUDITOR'S REPORT ON SEC SUPPLEMENTARY INFORMATION	8
COMPUTATION OF NET CAPITAL	9
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	10

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Cincinnati, Ohio

I have audited the accompanying statement of financial condition of Coastal Equities, Inc. as of December 31, 2005 and the related statements of income, of changes in stockholder's equity, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Equities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
February 3, 2006

COASTAL EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

See Auditor's Report

ASSETS

Current assets		
Cash and cash equivalents	$	39,042
Accounts receivable		102,438
Prepaid expenses		935
Total current assets		142,415
Other assets		
Equipment and furnishings, net of accumulated depreciation of $19,688		4,926
Marketable security available for sale		19,673
Deposit with correspondent broker		25,073
Total other assets		49,672
Total assets	$	192,087

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Commissions payable	$	59,315
Accounts payable		19,459
Accrued expenses		11,406
Total liabilities		90,180
Stockholder's equity		
Common stock, $.01 par value Authorized 200,000 shares Issued and outstanding 10,000 shares		100
Capital in excess of par value		29,441
Retained earnings		70,339
Accumulated other comprehensive loss		2,027
Total stockholder's equity		101,907
Total liabilities and stockholder's equity	$	192,087

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2005

See Auditor's Report

Revenues	$	1,141,751
Expenses		
Salaries and benefits		150,487
Commissions		705,578
Clearing charges		170,696
Registration fees		9,565
Office supplies and expense		6,824
Telephone		4,076
Rent		11,223
Travel and entertainment		2,605
Software maintenance		2,520
Accounting and consulting		17,871
Legal		1,573
Depreciation and amortization		1,156
Other		4,651
Total expenses		1,088,825
Operating income		52,926
Other income		
Investment income		2,429
Net income	$	55,355

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2005

See Auditor's Report

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, January 1	$ 100	$ 29,441	$ 54,484	$ 2,514	$ 86,539
Comprehensive Income					
Net income			55,355		55,355
Other comprehensive income					
Unrealized holding gain				(487)	(487)
Comprehensive income			55,355	(487)	54,868
Dividends paid			(39,500)		(39,500)
Balance, December 31	$ 100	$ 29,441	$ 70,339	$ 2,027	$ 101,907

See notes to financial statements

COASTAL EQUITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

See Auditor's Report

Cash flows from operating activities		
Revenue received	$	1,123,994
Operating expenses paid		(1,067,523)
Investment income received		2,429
Net cash provided by operating activities		58,900
Cash flows from investing activities		
Purchase of equipment		(1,600)
Securities purchased		(118)
Net cash used by operating activities		(1,718)
Cash flows from financing activities		
Dividends paid		(39,500)
Cash flows		17,682
Cash and cash equivalents, beginning of year		21,360
Cash and cash equivalents, end of year	$	39,042
Reconciliation of net income to net cash provided by operating activities		
Net income	$	55,355
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation and amortization		1,156
Changes in assets and liabilities		
Accounts receivable		(17,757)
Prepaid expenses		100
Commissions payable		11,229
Accounts payable		3,967
Accrued expenses		4,850
Net cash provided by operating activities	$	58,900

See notes to financial statements

COASTAL EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

A. Securities dealer registration and nature of operations

Coastal Equities, Inc. (the "Company") is registered with the National Association of Securities Dealers and the Securities and Exchange Commission ("SEC") as a broker/dealer in securities. In order to maintain this status, the Company is required to maintain net capital, as defined by the SEC, of in excess of $5,000. At December 31, 2005, net capital was $85,978.

The Company has independent brokers who operate four offices in Massachusetts, New Hampshire, and Ohio. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned, and is responsible for his or her own expenses.

B. Significant accounting policies

Significant accounting policies employed in the preparation of these financial statements include:

Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Commission revenue and expense are recognized as the transactions that give rise to the income and expense close.

Depreciation of equipment and furnishings is being provided over 5-year lives using the straight-line method. Repairs and maintenance are charged to expense as incurred.

Cash and cash equivalents includes bank accounts and all highly liquid debt instruments purchased with original maturities of less than three months.

Registration fees are recorded as expenses when paid.

Compensated absences are recognized as expenses in the year the employee actually takes an unpaid leave.

C. Deposit with correspondent broker

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

D. Investment in marketable security

Investments in marketable securities – a mutual fund – are held for an indefinite period and, thus, are classified as available-for-sale. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period included in other comprehensive income for the period. Fair value of the security at December 31, 2005 was:

Cost, computed first-in-first-out	$17,645
Unrealized holding gain	2,028
Fair value	$19,673

Other comprehensive income included the unrealized holding loss of $487.

E. Stock transaction and corporate restructuring

On June 30, 2004, 100% of the Company's stock was sold by its prior owner. Senior and Executive Retirement Resources, Inc., a newly formed corporation, became the sole shareholder.

F. Operating lease

The Company leases its office space under a lease:

Monthly rent:	$2,675
Monthly sub-lease revenue:	1,740
Non-cancellable sub-lease revenue	0
Expiration date of lease	June 30, 2009

G. Income taxes

The Company has elected to be taxed as an "S" corporation for federal and state income tax purposes. As part of the corporate restructuring described in Note E, the Company elected to become a qualified S Corporation Subsidiary. These two elections cause all taxable income to be recognized, and all income taxes to be paid, by the stockholder of the parent corporation.

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Cincinnati, Ohio

I have audited the accompanying financial statements of Coastal Equities, Inc. as of and for the year ended December 31, 2005 and have issued my report thereon dated February 3, 2006. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
February 3, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Coastal Equities, Inc.	as of	12/31/2005

COMPUTATION OF NET CAPITAL

1	Total ownership equity from Statement of Financial Condition ...... $			101,907	3480
2	Deduct ownership equity not allowable for Net Capital				3490
3	Total ownership equity qualified for Net Capital				3500
4	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5	Total capital and allowable subordinated liabilities ...... $			101,907	3530
6	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)... $	13,282	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	13,282	3620
7	Other additions and/or allowable credits (List)				3630
8	Net capital before haircuts on securities positions ...... $			88,625	3640
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments ...... $		3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1 Exempted securities		3735		
	2 Debt securities		3733		
	3 Options		3730		
	4 Other securities	2,647	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	2,647	3740
10	Net Capital ...... $			85,978	3750

OMIT PENNIES

Reconciliation to net capital per unaudited IIA filed by Coastal Equitities, Inc.

Net capital per unaudited II filed by Coastal Equities, Inc.		85,115
Amounts per audited financial statements, less amounts per form IIA		
Total ownership equity	-523	
Total unallowable assets	1,010	
Haircuts	376	863
Net capital as computed above		85,978

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Board of Directors
Coastal Equities, Inc.
Cincinnati, Ohio

In planning and performing my audit of the financial statements of Coastal Equities, Inc. and supplemental schedule for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which management has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risks that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards

established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered be the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

David Merfeld LLC

Boston, Massachusetts
February 3, 2006